KEMET Corporation

2835 Kemet Way

Simpsonville, South Carolina 29681

July 24, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Louis Rambo

	Re:	KEMET Corporation
Registration Statement on Form S-4
Filed June 26, 2012
File No. 333-182344

Ladies and Gentlemen:

KEMET Corporation, a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-182344) (the “Registration Statement”), to 11:00 a.m., Eastern Time, on Wednesday, July 25, 2012, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please contact Sarah B. Gabriel of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2227, as soon as the Registration Statement has been declared effective.

Sincerely,

KEMET Corporation

		By:	/s/ R. James Assaf
		Name:	R. James Assaf
		Title:	Vice President, General Counsel and
Secretary

cc:	Sarah B. Gabriel
Kirkland & Ellis LLP